Exhibit 99.1

QIWI Announces Extraordinary General Meeting of Shareholders

NICOSIA, CYPRUS – January 23, 2024 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge payment and financial services, today announced that it will hold an extraordinary general meeting of shareholders (the "EGM") on Monday March 11, 2024 at 10.00 a.m. (Cyprus time) at the Company’s located at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus.

Only shareholders of record at the close of business on January 19, 2024 are entitled to receive notice and to vote at the EGM and any adjourned meeting thereof. Holders of the Company's American Depositary Shares (the "ADS") who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company's ADS program, The Bank of New York Mellon. Shareholders are cordially invited to attend the EGM.

At the EGM, the buyback program will be submitted for the shareholders’ approval. On the recommendation of the Board of Directors (the “Board”) of the Company it is proposed to approve acquisition by the Company of class B ordinary shares of the Company, including the Company’s shares represented by the ADSs listed at Nasdaq Global Select Market and Moscow Exchange (MOEX), and to authorize the Board to buyback class B ordinary shares of the Company, including the Company’s shares represented by the ADSs.

The purpose of the buyback is to provide additional liquidity to the shareholders, who may consider monetizing the Company’s securities after the completion of the restructuring process. It is currently anticipated that the repurchased ADSs maybe will be held as treasury stock.

The buyback program has to be executed under the following terms and conditions:

•	The class B ordinary shares of the Company, including the Company's shares represented by the ADSs shall be acquired through tender offer procedure on the Nasdaq Global Select Market and/or on the Moscow Exchange;

•	The specific mechanism of the tender offer procedure to be determined and approved by the Board of Directors of the Company prior to the commencement of the buyback;

•	The maximum number of the class B ordinary shares of the Company, including the Company's shares represented by the ADSs that will be acquired by the Company shall not exceed 6,271,297 pcs.;

•	The maximum acquisition price which may be paid for each class B ordinary share of the Company, including the Company's shares represented by the ADS on the Moscow Exchange is RUB 581.00 per share;

•	The maximum acquisition price which may be paid for each class B ordinary share of the Company, including the Company's shares represented by the ADS on the Nasdaq is an equivalent in US dollars of the maximum acquisition price on the Moscow Exchange to be determined using the official foreign currency exchange rate set by the Central Bank of Russia as of the date to be specified in materials and instructions accompanying the commencement of the buyback;

•	The minimum acquisition price shall be not less than par value per each class B ordinary share of the Company (or its equivalent in US dollars);

•	The payment for the acquired class B ordinary shares of the Company, including the Company's shares represented by the ADSs shall be made out of the realized and non-distributed profits;

•	The acquired class B ordinary shares of the Company, including the Company's shares represented by the ADSs shall be disposed or cancelled within 2 years following the date when such class B ordinary shares of the Company, including the Company's shares represented by the ADSs were acquired;

•	The authority of the Board of Directors of the Company to acquire the class B ordinary shares of the Company, including the Company's shares represented by the ADSs shall expire within 12 months from the date that this resolution is taken;

•	To authorize the publication of this resolution in at least 2 daily newspapers of wide circulation at least 10 days prior to commencing the buyback setting out the basic terms thereof and specifying the time period during which the Company intends to proceed with the acquisitions and to be repeated every time the Company implements the buyback resolution;

•	To authorize a Director and a Secretary of the Company to notify the Registrar of Companies in Cyprus with respect to the buyback within the time period specified under section 57A (i) of the Companies Law, Cap. 113.

Further details on the agenda and procedural matters related to the EGM will be made available to the Company's shareholders by the Company and the Company's ADS holders through The Bank of New York Mellon.

Copies of certain materials related to the EGM, including Notice for the convocation of the EGM and forms of the shareholder's proxy, are available on our website at https://qiwi.global/governance/general-meetings/.

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech and digital marketing services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in a changing world. We offer a wide range of products under several directions: payment and financial services for merchants and B2C clients across various digital use-cases, services in marketing automation and advertising technologies and several other investments in rapidly growing fintech businesses in the MENA, SEA, and EU.

QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

Contact

Investor Relations

+357.25028091

ir@qiwi.global